UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**Report of Foreign Private Issuer**

**Pursuant to Rules 13a-16 or 15d-16 under**
the Securities Exchange Act of 1934

Dated June 27, 2017

File Number: 001-35785

**SIBANYE GOLD LIMITED**
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓        Form 40-F    _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold", "Sibanye", "the Company" and/or "the Group")


**Notification in terms of Section 45(5) of the Companies Act 71 of 2008**

**Westonaria, 27 June 2017.** Following the completion of the acquisition of Stillwater Mining Company (incorporated in the State of Delaware, United States)("Stillwater"), the Company is in the process of refinancing the bridge loan facility which was utilised by the Company and its subsidiaries to fund the acquisition of Stillwater (the "Acquisition Debt"), through various means including the recent rights offering by the Company which closed on 4 May 2017 (the "Rights Offer"), the proceeds of which are being applied to partially settle the Acquisition Debt.

Notice is hereby given that, in terms of the provisions of Section 45(5) of the Companies Act 71 of 2008 (the "Companies Act"), and pursuant to the special resolution passed at the general meeting of the Company held on 23 May 2017, the board of directors of the Company (the "Board") has adopted a resolution (the "Resolution") to provide financial assistance to an indirect wholly owned subsidiary of the Company, Thor US Holdco Inc. ("US HoldCo"), by advancing to US HoldCo an amount of US$750 million (the "Loan") for the purposes of capitalising its wholly owned subsidiary, Stillwater. This application by the Company of a portion of the Rights Offer proceeds will enable Stillwater to settle a portion of the Acquisition Debt incurred by it directly. The Loan constitutes direct and/or indirect financial assistance in terms of the provisions of Section 45(2) of the Companies Act.

Having considered all reasonable financial circumstances of the Company in terms of and pursuant to the provisions of Section 45 as read with Section 4 of the Act, the Board satisfied itself that:

- immediately after providing the financial assistance referred to above, the Company would satisfy the solvency and liquidity test contemplated in Section 4 of the Act;

- all relevant conditions and restrictions relating to the granting of such financial assistance by the Company contained in the Company's memorandum of incorporation are satisfied; and

- the terms and conditions on which such financial assistance is to be given are fair and reasonable to the Company.


ENDS


Contact:
James Wellsted
SVP Investor Relations
Sibanye Gold Limited +27 83
453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: June 27, 2017

By:        /s/ Charl Keyter

Name:      Charl Keyter
Title:     Chief Financial Officer